May 23, 2018
Securities and Exchange Commission
Washington, D.C. 20549
Ladies and Gentlemen:
We were previously principal accountants for Qorvo, Inc. and, under the date of May 21, 2018, we reported on the consolidated financial statements of Qorvo, Inc. as of and for the years ended March 31, 2018 and April 1, 2017, and the effectiveness of internal control over financial reporting as of March 31, 2018. On May 21, 2018, we were dismissed. We have read Qorvo, Inc.’s statements included under Item 4.01 of its Form 8-K dated May 23, 2018, and we agree with such statements, except that we are not in a position to agree or disagree with Qorvo, Inc.’s statement that the dismissal was approved by the Audit Committee of the Board of Directors and we are not in a position to agree or disagree with the statements under Item 4.01(b).
Very truly yours,
/s/ KPMG LLP